Exhibit 99.8

CODE OF CONDUCT
SilverCrest Mines

Leadership Message

SilverCrest’s Core Values of Respect, Integrity, Responsibility, Commitment and Leadership are the foundation of our organization. The policies in this Code of Conduct are the pillars that ensure a good relation with our stakeholders and the sustainability of our operations. As members of SilverCrest, you are expected to uphold these values at all times.

Our Code of Conduct and Core Values were defined through an internal consultation process, based on inclusion and dialogue across our organization. Our aim was to create a Code that represents our team and the reality of our operations, as a call for collaboration to mitigate risks.

We are strongly committed to protecting the dignity and well-being of our people. We strive to continually enhance confidence and trust amongst our employees, communities and stakeholders. We believe this can be achieved through a culture of honesty and open dialogue.

This Code provides clear guidelines for the standard of ethics and behaviour we require from everyone who works with us. It is a foundation upon which we evaluate our performance. As a member of SilverCrest, it is important for us that you understand our Code, its policies, and how they apply to your role. We expect you to refer to it to guide your daily working practices.

It is everyone’s responsibility to report violations of the Code. It is our responsibility to ensure that no one who speaks up is subject to retaliation. Any issue brought to our attention will be taken seriously and addressed appropriately with discretion, fairness and respect. If you are ever unsure about the right course of action in a given situation, we encourage you to seek guidance as explained in the Code of Conduct.

We invite you to adopt the SilverCrest Code of Conduct and act in accordance with our Core Values.

J. Scott Drever	N. Eric Fier
Chairman of the Board &	President &
Chief Executive Officer	Chief Operating Officer

CODE OF CONDUCT
SilverCrest Mines

About the Code of Conduct

SilverCrest Mines has established this Code of Conduct as a guide for all directors, officers, employees and any individuals working on behalf of SilverCrest and any of its subsidiaries, affiliates or joint ventures (“SilverCrest”). It describes the expected conduct and standard of business and workplace ethics by which we should all base our decisions and actions.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which everyone at SilverCrest is expected to comply.

All new directors, officers and employees are required to undergo a training program about the matters contemplated by this Code and, on an ongoing basis, SilverCrest ensures that all directors, officers and employees are aware of their obligations to comply with it.

All of the principles and values outlined in this Code have been established through a process of collective consultation within the SilverCrest community. The fundamental values that identify all of us at SilverCrest are:

Respect

Integrity

Responsibility

Commitment

Leadership

Each chapter in the Code represents one of SilverCrest’s corporate values. We define what each value means for us at SilverCrest, and then outline policies and commitments that exemplify these values in the context of our organization. Toward the end of this document, you will find an additional chapter titled “Reporting”. It describes the options available for submitting an inquiry or complaint and the procedure that must be followed. Finally, a Glossary of Terms provides you with definitions of key words used throughout the Code.

To Whom Does this Code Apply?

The Code is universal and applies to each individual working for SilverCrest, regardless of rank, position or title. It is our intention that our third-party contractors, suppliers, consultants, agents, and any other individual who works on behalf of SilverCrest adopt the policies defined in the Code. In addition, the SilverCrest Code of Conduct for Third Parties and Suppliers1 has been developed to define the standard of business ethics and conduct expected from each of our suppliers and contractors. Principles and policies defined in this document are aligned to ours at SilverCrest.

We invite you to read the Code of Conduct and adopt the policies and principles here described. If while reading the Code, any questions or concerns arise, please email us at:

codequestions@silvercrestmines.com

preguntascodigo@silvercrestmines.com

1 The SilverCrest Code of Conduct for Third Parties and Suppliers is available at www.silvercrestmines.com/corporate/governance/

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Chapter 1: Respect

Respect is the foundational value that guides SilverCrest’s practices and behaviour. It is an uncompromising commitment to our employees, communities, governments, and the environment that enables us to build a positive, long-term relationship with our stakeholders.

Respect for People

At SilverCrest, our people are the most valued resource. We are committed to the respect of all individuals impacted by our operations.

Respect for Human Rights:

•	Respect the rights of all individuals, directly or indirectly involved in our operations, including the rights of people living in communities in the areas of influence of our operations
•	Collaborate with local governments and regulatory agencies to integrate human rights principles across our operations
•	Build awareness amongst our employees and communities within the SilverCrest area of influence about Human Rights
•	Respect the rights, traditions and heritage of Indigenous peoples and acknowledge their presence when they reside within a SilverCrest project area of influence

Respect for Fundamental Principles and Rights at Work:

•	Honour the rights of employees to be treated with dignity, be free from abuse, and protected from forced labour
•	Protect the psychological and physical safety of employees
•	Build awareness among employees about their rights at work
•	Guarantee there is no child labour at SilverCrest
•	Respect employees’ legal rights to freedom of association
•	Provide open lines of communication for our employees to express themselves freely

Work Environment Free of Abuse

SilverCrest works to provide an environment free of harassment and abuse.

•	ZERO tolerance of actions or behaviour that may result in humiliation, hostility, intimidation or degradation
•	ZERO tolerance of sexual harassment and/or physical abuse
•	Never misuse the authority granted within a rank or position, or use this power to intimidate, humiliate, bully or abuse an individual

Respect for the Environment

Respect of the environment is a priority at each phase of SilverCrest’s exploration, development and mining operations. We encourage all of our employees to be mindful of the impact that their actions may have on the environment.

Environmental Preservation and Protection

SilverCrest is accountable for conducting business in an environmentally responsible manner at each stage of its mining operations.

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•	Conduct operations in compliance with environmental laws and regulations applicable in the jurisdictions in which SilverCrest operates, and undertake to comply with international standards and best practices
•	Fulsome and accurate disclosure related to SilverCrest natural resource management
•	Maintain ongoing dialogue with stakeholders to identify the needs, challenges and opportunities that exist for environmental preservation
•	Collaborate with local governments, regulatory agencies and communities to identify and implement solutions for environmental protection
•	Report any suspected adverse impacts to the environment caused by any SilverCrest employee, supplier or contractor (refer to “Chapter 6. Reporting”)

Respect for our Assets and Information

Employees, supplier and contractors must respect SilverCrest’s assets and all information shared with them in the course of working with us.

Protection, Use and Management of Assets

The respect of resources owned by SilverCrest, both tangible (land, buildings, equipment, machinery etc.) and intangible (data, confidential information, know-how, etc.), is a mandate to employees and contractors working with us.

•	All assets, tangible and intangible, should be used only for the completion of work for SilverCrest
•	Protect and safeguard SilverCrest assets to prevent loss, theft, misuse and the unnecessary waste of these assets
•	Do not use SilverCrest assets for fraudulent purposes or the benefit of third parties
•	Suppliers and contractors are held accountable for the proper use and management of SilverCrest assets

Privileged and Confidential Information

The respect for and proper use of privileged or confidential information is expected of all individuals working with SilverCrest.

•	Do not use privileged or confidential information for personal gain or the benefit of a third party

•         If asked by an internal colleague or external third party to disclose privileged or confidential information, consult your supervisor or manager

•	Individuals or organizations using SilverCrest information for the purpose of their work must be made aware of confidentiality policies and sign confidentiality agreements if necessary
•	Employees, officers and directors must respect information received by SilverCrest under an obligation of confidentiality from third parties.

Use of E-Mail and Internet

The respect of e-mail and Internet services is expected from SilverCrest employees and contractors using its networks.

•	Do not access, send or download any information that could be insulting or offensive to another person or organization, such as sexually explicit messages, ethnic or racial slurs, or messages that could be viewed as harassment
•	Messages (including voice mail and e-mail) and computer information are considered property of SilverCrest. SilverCrest has the right to access and disclose this information as it considers necessary. Employees should not send or receive messages, or store personal information that they wish to keep private.
•	Though occasional personal use is permitted, it should not interfere with an individual's employment duties nor used for downloading offensive or illegal content.

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Respect for Knowledge

Knowledge is the cornerstone of innovation and competitive advantage, allowing the sustainable development of SilverCrest operations.

Intellectual Property (IP)

The respect for intellectual property (“IP”) allows us to build trusting relationships, and remain competitive.

•	Respect the IP rights of SilverCrest, suppliers and contractors involved in creating value and sharing knowledge; this includes trademarks, patents, technical and practice knowledge, trade secrets, and copyright
•	Acts against intellectual property such as fraud, theft or plagiarism are prohibited
•	Employees, suppliers and contractors should be informed when they are working with SilverCrest IP assets
•	Do not use the IP of SilverCrest for personal benefit or the benefit of a third party
•	Receive consent from suppliers, contractors and external organizations before using their IP assets
•	IP created during an employee’s tenure with SilverCrest is exclusively owned by SilverCrest
•	Consult your direct Manager if the rights of an IP asset have been or may be compromised.

Respect Freedom of Speech

SilverCrest strives to foster open communication and an environment in which stakeholders feel comfortable presenting their ideas and raising questions or concerns.

•	Encourage employees, suppliers, contractors and stakeholders to exchange ideas and concerns in an open and transparent process
•	Respect all individuals who freely communicate their ideas or concerns and protect them from any retaliation or persecution (refer to “Chapter 6. Reporting”)

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Chapter 2: Integrity

Integrity is the quality of distinguishing between right and wrong and the ability to act fairly. At SilverCrest, we require the highest standards of professional and ethical conduct from our employees, officers and directors. Our reputation for honesty and integrity is important for the success of our business and ensuring long-term relationships with our stakeholders.

Integrity in Business Practices

Integrity is a core value for SilverCrest and one that must be consistently reflected in all of our business activities. No one at SilverCrest will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

Compliance with Laws

SilverCrest has the responsibility to comply with all applicable laws, rules and regulations in all of our activities worldwide. Compliance with the letter of the law, and also with the intentions behind these laws, reflects SilverCrest’s commitment to respecting the places where we operate.

•	Respect and obey the laws of the cities, provinces, states and countries in which we operate and avoid even the appearance of impropriety
•	Individuals who fail to comply with applicable laws may be subject to disciplinary measures, up to and including discharge from the Company

Anti-Corruption and Anti-Bribery

Acts of corruption and bribery go against our corporate values. SilverCrest has ZERO tolerance for bribery and corruption by employees, officers, directors, agents, suppliers and contractors of the Company.

•	Comply with all laws, rules and regulations governing bribery and corruption, including the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act, and the laws, rules and regulations of countries where SilverCrest operates.
•	Do not offer, solicit, promise, give or accept a bribe, kickback, gifts, loans, cash, benefits or anything of value with the expectation of receiving an advantage in business, to reward a business advantage already received, or to influence SilverCrest’s internal decisions
•	Do not offer, promise or give a Facilitating Payment to a Government Official or Politician
•	Do not offer, solicit, promise, give or accept a Gift or Hospitality that goes against the SilverCrest Gift and Hospitality Standard (see below)
•	Do not engage in any act of extortion

Caption:

For further information, see SilverCrest’s Anti-Corruption and Anti-Bribery Policy: http://www.silvercrestmines.com/corporate/governance/

Money Laundering

SilverCrest denounces money laundering as the practice of concealing money or assets generated from criminal activity, and presenting them as legitimate sources of revenue.

•	Understand the history and business practices of our internal and external agents, consultants, suppliers and contractors by conducting adequate due diligence of their business activities
•	Do not accept financial gifts or personal benefits from criminals or criminal organizations
•	Do not accept or agree to conceal or misrepresent money, property or other assets that are the product of or the suspected result of criminal activity
•	Report, inform and cooperate with internal auditors and external authorities in investigations related to money laundering.

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Insider Trading

Insider trading means trading in securities of any company while in possession of material non-public information regarding that company.  This includes SilverCrest or any other company.  Insider trading is illegal and prohibited, and thus considered an unacceptable practice at SilverCrest.

•	It is prohibited to trade, purchase, sell, or engage in any other dealings in SilverCrest securities, (such as stock, options, bonds, etc.) while in possession of, or with knowledge on material non-public information regarding SilverCrest
•	It is illegal to to “tip” or pass on inside information to any other person who might make an investment decision based on that information, or pass the information on further

Caption:

For further information, see the SilverCrest Disclosure Policy: http://www.silvercrestmines.com/_resources/1_DisclosurePolicy.pdf

Integrity in Our Relationships

SilverCrest stakeholder relationships are based on trust. We achieve this trust by adhering to good practices and by respecting the legal, regulatory and institutional frameworks in the countries and communities in which we operate.

Business Relationships

SilverCrest recognizes that by building trust, we are able to ensure lasting business relationships that support the sustainability of our operations.

•	Respect and honour all agreements
•	Deal fairly with the Company’s customers, suppliers, competitors and the other employees of the Company
•	Do not take unfair advantage of anyone through illegal conduct, concealment, manipulation, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice
•	Respect transparency, confidentiality and the fair treatment of all parties involved in the bidding and procurement process

Relationship with Government Officials

SilverCrest honours and respects its relationships with Government Officials and expects its employees, officers and directors to manage these within a framework of honesty and transparency.

•	Do not provide monetary compensation to any Government Official for any work-related activities
•	Do not provide money or gifts to any Government Official that may be used for their personal gain and/or with the intention of influencing their decision-making process
•	Events or meals sponsored by SilverCrest must respect the Gifts and Hospitality Standard (see below) and must not sponsored with the intention of receiving any commitment or favourable treatment from any Government Official
•	Do not pay or authorize the payment of, travel and/or travel-related expenses for any Government Official or his/her family member(s)
•	Do not accept personal gifts, special favours, loans, cash or any other benefits from any Government Official
•	Do not perform or agree to any business transaction or favour that serves the personal interest or gain of any Government Official

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For further information, see SilverCrest’s Anti-Corruption and Anti-Bribery Policy.

Relationships with Suppliers and Contractors

SilverCrest suppliers and contractors are key partners for our operations. They are expected to comply with this Code of Conduct and the SilverCrest Code of Conduct for Third Parties and Suppliers.

•	All business transactions and dealings with suppliers and contractors must be transparent, fair and justifiable
•	Require SilverCrest suppliers and contractors to comply with the policies defined in this Code of Conduct
•	Employees, officers or directors at SilverCrest should report any acts or behaviour by suppliers or contractors working with SilverCrest that violate the policies in the Code.

Conflict of Interest

Conflict of interest is a situation in which personal or private interests appear to influence or conflict with the purpose and duties of an individual at work.

•	Business decisions should not be influenced by personal or third party considerations
•	Inform SilverCrest Human Resources when any of your personal activities (e.g. volunteering for charities or participation with political parties) poses, or may pose, a conflict of interest
•	Refer to your Manager if you feel that your participation in the decision-making process may represent a conflict of interest

Corporate Opportunities

Employees, officers and directors of SilverCrest have a duty to provide to SilverCrest any business opportunities which arise through use of their position, information or in the course of their work.

•	Directors, officers and employees are prohibited from taking, for themselves personally, opportunities that arise for SilverCrest through the use of corporate property, information or position
•	An exception to this exists where the Board has, after receiving the necessary information concerning such opportunity and receiving advice of legal counsel, elected not to avail itself of the opportunity
•	If an employee has any doubt as to whether any activity they are contemplating violates this requirement, they must refer the issue to a member of senior management who will assess the issue with, if necessary, the advice of legal counsel

Political Contributions

We respect the right of all individuals to participate in the political and democratic process. At SilverCrest, we do not support political parties or make any political commitments or contributions.

•	It is not acceptable for employees, officers or directors of SilverCrest to use their position within the Company to influence or support a political candidate, political campaign, political party or other political gain
•	Do not use SilverCrest’s financial resources to contribute to political campaigns, political parties or political candidates
•	Do not make any charitable donations on behalf of SilverCrest that will directly or indirectly benefit any political campaign, political party or political candidate

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Gifts and Hospitality Standard

In the process of building relationships, we understand that it is sometimes customary to give or accept gifts and hospitality.

•	The gift or hospitality must not violate applicable laws
•	The gift or hospitality must not be used for purposes of influencing an individual’s decision
•	Any gift or hospitality given must be in the name of SilverCrest and not in the name of any individual
•	The gift or hospitality must be given and accepted openly and not secretly
•	The gift or hospitality should not be given or accepted with the intention or expectation of influencing a party to obtain a business advantage or retain business
•	The gift or hospitality should relate directly to the promotion, demonstration, or explanation of SilverCrest’s business activity.

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Chapter 3: Responsibility

Responsibility is to be accountable for our decisions and actions. At all levels of the Company, SilverCrest has a strong sense of responsibility for the outcomes of its actions and whom they might impact.

Responsibility in Management

SilverCrest’s commitment to implement best practices from the planning stages to the execution of all business activities reflects our responsibility in management.

Responsible Management

Regardless of rank, all employees are responsible for executing their mandated role in a responsible and ethical manner, managing resources appropriately, adding value and contributing to achieve SilverCrest’s long-term objectives.

•	The power, authority and level of responsibility associated with a position does NOT allow someone to obtain personal benefit, take advantage of, abuse or disrespect another person
•	Each employee recognizes the role and responsibilities associated with their position and how their work impacts SilverCrest as an organization, its relationships, and the environment
•	Employees must act responsibly when exercising their authority in decision-making, recognize the extent of their authority and be accountable to the outcomes of their decisions

Responsibility for Health and Safety

Safeguarding the health, safety and well-being of its personnel is the highest priority at SilverCrest.

Health, Safety and Environment (“HSE”)

SilverCrest is responsible for guaranteeing a safe environment for our employees in which their dignity, psychological sense of security and physical safety are protected.

•	Foster a workplace culture across SilverCrest operations that promotes best practices in health and safety
•	Respect the applicable laws governing working conditions and safety requirements in the countries where SilverCrest operates
•	Comply with SilverCrest’s HSE procedures, titled Security Regulations, to help prevent the occurrence of any workplace injury or accident
•	Employees must be trained on health and safety standards and procedures applicable to the job they do, considering identified risks in the environment where they work
•	ZERO tolerance of behaviour that will or has the potential to harm individuals in the workplace
•	ZERO tolerance for the use of alcohol or drugs in the workplace
•	Report all hazards, incidents, accidents and any unsafe working conditions or that do not comply with SilverCrest HSE policies and procedures, titled Security Regulations
•	Decisions about HSE requiring contextual judgment, and any changes that could impact HSE conditions must be made with the authorization of the designated Industrial Security Department Manager
•	Supplier and contractors must adhere to SilverCrest HSE policies and procedures when working at our operation sites, this includes protecting the dignity, psychological sense of security and physical safety of their personnel

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Responsibility for Equal Opportunity

SilverCrest provides to all employees equal access to opportunities for growth and development.

Equal Opportunities

SilverCrest is committed to providing a work environment in which transparency, open dialogue and fairness ensure that all employees have equal access to opportunities.

•	Professional development and opportunities for growth are equally available to all employees of SilverCrest
•	Transparency must apply to all processes, including recruitment, hiring, training, appraisal, promotion, disciplinary action and termination of employment

Responsibility for Diversity in the Workplace

SilverCrest values all races, religions, cultures and genders within our team, as well as the unique ideas, talents, and experiences that each individual brings to the organization.

Diversity in the Workplace

SilverCrest is committed to providing a work environment where respect and tolerance assures the inclusion of all individuals regardless of their physical condition, colour, sexual orientation, religious beliefs, political views, or cultural background.

•	All individuals working directly or indirectly for SilverCrest must be respected regardless their ethnic origin, religious beliefs and political views
•	ZERO tolerance to actions that may result in humiliation, bullying, intimidation or degradation due to an individual’s ethnic origin, skin colour, religious beliefs, political views, social condition or sexual orientation

Responsibility for Transparency in Communication and Information

SilverCrest supports open dialogue and transparent communication with internal and external stakeholders.

Accuracy of Information

The credibility of SilverCrest is established through the truthfulness of the information shared with all stakeholders. Therefore, all internal and external information distributed should respond to the highest standard of transparency, responsibility and accuracy.

•	All internal and external information disclosures must be clear, accurate and consistent
•	Communicate transparently and honestly with our stakeholders about decisions and actions that may impact them
•	Provide honest and responsible answers to all stakeholders’ questions
•	Disclosure of information, public statements and all communication must be clear in their objective and based on facts that are verifiable
•	Only authorized individuals within SilverCrest, and through authorized channels, have the ability to make statements to media or disclose information to the public
•	It is not acceptable to make statements or share facts about SilverCrest that are not truthful, verifiable or objective.

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Responsibility for Financial and Business Disclosure and Accuracy of SilverCrest Records and Reporting

All records and reports, such as financial, technical and environmental reports, and any disclosure requirements under applicable securities and stock exchange regulators or regulatory authorities in the countries where we operate, must reflect our commitment to honesty, transparency and accuracy.

•	All accounting records, and the reports produced from such records, must be in accordance with applicable laws of the countries where SilverCrest operates
•	All accounting records must fairly and accurately reflect the transactions or occurrences to which they relate
•	All accounting records must fairly and accurately reflect in reasonable detail SilverCrest’s assets, liabilities, revenues and expenses
•	All records and reports must be free of any false or intentionally misleading entries
•	No transactions should be intentionally misclassified as to accounts, departments or accounting periods
•	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period
•	No information should be concealed from the internal auditors or the independent auditors; and compliance with the SilverCrest’s system of internal controls is required
•	No accounting records shall be intentionally destroyed earlier than permitted by law

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Chapter 4: Commitment

Commitment is to dedicate our best efforts to reach an objective and work hard in support of our cause and beliefs.

Quality

At SilverCrest, we believe that quality leads to excellence in our operations and the success of our people.

•	Create value for our stakeholders through ongoing improvement in our operation and management
•	Foster open communication that allows for continuous improvement in the way we conduct operations and of our processes and practices
•	Improve the quality of life of our employees and the communities in our areas of influence

Sustainability

At SilverCrest, we demonstrate excellence by considering the economic, social and environmental impacts in every decision we make.

•	Ensure SilverCrest’s exploration and mining activities operate within a framework of best practices in ESG (Environment, Social and Governance)
•	Collaborate with local governments and civil society to design solutions for sustainable development in the regions where we operate

Commitment to our stakeholders

From investors to communities, SilverCrest’s stakeholders are key contributors in building operations that serve communities and local economies.

•	Respect our stakeholders by acting with integrity and in accordance with our corporate values
•	Early engagement of our local stakeholders in an open dialogue to inform and educate about SilverCrest’s project plans and results, and learn from their input
•	Understand the challenges facing our stakeholders and strive to create beneficial opportunities that are consistent with local values and priorities
•	Consult our stakeholders on all matters directly or indirectly affecting them, and develop solutions that work for all

Chapter 5: Leadership

Leadership is to translate vision to reality through the ability to inspire others to work towards a common goal. At SilverCrest, we exemplify leadership in our commitment to quality, adherence to good practices, and continued support of the professional development of our employees.

Leadership in our Decisions and Actions

At SilverCrest, we demonstrate leadership by taking responsibility for our actions, and creating and maintaining trust in our relationships.

•	Prior to any decision, consider how actions will impact SilverCrest as an organization, its stakeholders and the environment
•	Encourage interdisciplinary dialogue in the decision-making process that favours teamwork, innovation, creativity and effective communication
•	Respect the knowledge, experience, talent and abilities of colleagues when working together on developing plans and implementing solutions
•	Be accountable for our actions and the impact they have on SilverCrest stakeholders, the environment and our operations

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Chapter 6. Reporting

Annual Statement of Support

To ensure compliance with this Code, all employees, officers and directors must reaffirm their commitment to the policies set forth in this document on an annual basis. The Code is part of the employment contract of every SilverCrest employee and any violation of the Code could lead to disciplinary sanctions.

Confidential Reporting

We ask employees of SilverCrest, as well as third party suppliers, contractors, agents and all external stakeholders, to inform us of any event resulting in a violation of the policies set forth in the Code.

In order to support our employees and stakeholders, SilverCrest has established confidential channels through which any individual can communicate with us. Individuals who wish to make a report are thus expected to do so in a responsible, verifiable and objective manner. Please provide the greatest amount of detail possible (names, dates, relevant documents, etc.). This way, the investigation and analysis of the reported situation is effective and timely responses provided to the parties involved.

You may choose from the following options to submit a report or inquiry:

By Phone:

Toll-free number where you may leave a voice message in English or Spanish:

Canada & US:	1-888-778-6343
Mexico:	1-800-099-0667

By Email:

Send an email in Spanish to: conducta@silvercrestmines.com

Send an email in English to: conduct@silvercrestmines.com

If you are unsure whether the actions of a fellow employee, third party supplier or contractor constitute a violation of the Code, you are encouraged to use these confidential channels to communicate your question or concern in order to receive further guidance.

Management of Inquiries and Reports

All submitted reports and inquiries will be maintained confidential. An investigation will be conducted for each individual case, with regard to the ethical standards of SilverCrest and applicable legal framework. Depending on the nature of the report, internal experts within SilverCrest may be tasked with performing the investigation. When necessary, an external expert may be used to assist. In order to ensure a transparent process, all parties will be contacted during the investigation and informed of the resolution.

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No Retaliation

SilverCrest will not allow retaliation against any person for reporting in good faith any concern regarding compliance with this Code or any other potential illegal or unethical conduct. Retaliation will result in discipline up to and including termination.

Reporting to the Audit Committee

You may also choose to submit a report directly to the SilverCrest Audit Committee about corporate or accounting irregularities. For further instructions, refer to the SilverCrest Whistleblower Policy2.

Phone:

Canada & US:	1-888-778-6343
Mexico:	1-800-099-0667

By Email:

Send an email in Spanish to: comitedeauditoria@silvercrestmines.com

Send an email in English to: auditcommittee@silvercrestmines.com

Disciplinary Actions

The successful implementation of the Code can only be achieved through a SilverCrest-wide commitment to utilize the communication channels provided to submit reports, inquiries or concerns about Code violations.

Any disciplinary actions will be determined by the Audit Committee on a case-by-case basis, and will depend on the severity of the violation. Examples of disciplinary actions include, but are not limited to:

•	Notification of Supervisor
•	A formal write-up to be included in the Employee’s record
•	Suspension
•	Termination of Contract
•	Criminal Charges

The Audit Committee will work with SilverCrest’s officers and directors to ensure that all measures taken are fair and that sanctions respect the rights of employees and of SilverCrest as an employer.

2 The SilverCrest Whistleblower Policy is available at www.silvercrestmines.com/corporate/governance/

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Glossary of Terms

Abuse

Act that results in, or is likely to result in, physical, sexual or psychological harm, suffering or embarrassment, including behaviour such as use of harsh, offensive or insulting language, threats and humiliation.

Area of influence

Geographical region wherein the Company’s activities are directly capable of influencing or impacting the population or environment.

Board of Directors

Board of Directors means the Board of Directors of SilverCrest Mines Inc.

Bribe

A Bribe is an inducement or reward offered, promised or provided in order to gain any commercial, contractual, regulatory or business or personal advantage. An inducement is something, which helps to bring about an action, or desired result. A business advantage means that the Company or other person is placed in a better position than it would otherwise have been had the bribe not been made.

Bullying

Bullying is an aggressive behavior that involves a real or perceived power imbalance. This behaviour is repeated, or has the potential to be repeated, over time. Bullying includes actions such as intimidating, threatening, humiliating, spreading rumors, attacking someone physically or verbally.

Confidential Information

All forms and types of financial, business, scientific, technical, economic, or engineering information that is owned by SilverCrest or to which SilverCrest has access by virtue of a confidentiality agreement with third parties and which is not generally known to, and not being ascertainable through proper means by, the public.

Conflict of Interest

Conflict of interest occurs when an individual’s personal interests conflict or interfere with the Company’s interests or that individual’s duties to SilverCrest.

Corruption

The abuse of governmental or legal power for private gain.

Discrimination

Any distinction, exclusion, restriction or preference which is based on any ground such as race, colour, sex, language, religion, political or other opinion, national or social origin, property, birth or other status, and which has the purpose or effect of nullifying or impairing the recognition, enjoyment or exercise by all persons, on an equal footing, of all rights and freedoms.

Extortion

Extortion means to directly or indirectly demand or accept a bribe, facilitating payment or kickback or other payment by threat of force, intimidation or exercise of authority.

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Facilitating Payment

A facilitating payment is a small, unofficial payment made to expedite routine governmental action that does not involve obtaining, retaining or directing business. Examples include payments to (a) secure processing of visas, permits or papers such as work orders or customs documents to process legally transmitted goods and (b) induce minor government functionaries (government employees without discretionary authority over a project or transaction) to complete their jobs in the manner required and where the situation does not involve the securing of business.

Gifts or Hospitality

A gift or hospitality includes, but is not limited to, gifts of low value and hospitalities such as transportation, accommodations, meals, and entertainment.

Government Official

A Government Official is any official of a governmental entity, leader of indigenous community, a public international organization, a regional development bank or any other multilateral organization or a person who performs public duties or functions of a legislative, administrative or judicial nature. For the purposes of this Policy, government-owned companies are considered to be governmental entities.

HSE

Health, Safety and the Environment.

Indigenous

Indigenous is a term broadly applied to any individual or group who was born and raised in the territory which they currently inhabit and has a cultural heritage associated to a certain ethnic group. Finally, that groups’ presence precedes the settlement of new communities or immigrants in that area.

Intimidation

Intimidation includes physical or verbal abuse; behaviour directed at isolating or humiliating an individual or a group, or at preventing them from engaging in normal activities. Behaviours that might constitute intimidation include: degrading public tirades by a supervisor or colleague; deliberate insults related to a person's personal or professional competence; threatening or insulting comments, whether oral or written--including by e-mail; deliberate desecration of religious and/or national symbols; and malicious and unsubstantiated complaints of misconduct, including harassment, against other employees.

Kickback

A kickback is a payment of any part of a contract amount made to an employee or agent of a contracting party by another contracting party, directly or by use of other techniques such as subcontracts, purchase orders or consulting agreements, to channel payments to a Government Official, Politician, contracting party or its employees or agents, or their relatives or business associates.

Political Contribution

A Political Contribution is a contribution of money, goods or services to support a Politician or a political campaign or initiative.

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CODE OF CONDUCT
SilverCrest Mines

Politician

A Politician is a political candidate, a political party, any official of a political party, any employee or agent of any politician, and any person acting on behalf of a political campaign or initiative.

Property

Assets of every kind, whether corporal or incorporeal, movable or immovable, tangible or intangible, and legal documents or instruments evidencing title to, or interest in, such assets.

Public Disclosure

The act of making information or data readily accessible and available to all interested individuals and institutions.

Sexual Harassment

Any behavior of a sexual nature that is unwelcome, offensive, or embarrassing to the individuals exposed to the behavior, or that creates a hostile or intimidating work environment. Sexual harassment includes sexual assault, unsolicited requests for sexual favours, requests for sexual favours linked to implied threats or promises about career prospects.

Stakeholder

An individual, group, organization, member or system who has an interest in or affects or can be affected by an organization’s actions.

Suppliers

Includes contractors, sub-contractors, vendors, developers, and sellers.

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